Statement of Financial Condition

Global Financial Services, L.L.C.

December 31, 2022

Filed as PUBLIC information pursuant to Rule17a-5(d) under the Securities Exchange Act of 1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 46866

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YYYY) AND ENDING 12/31/2022 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Global Financial Services, L.L.C.**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No. and Street)

Houston	**TX**	**77056-3019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jack Bruno	**713-968-0400**	**jbruno@globalhou.com**
(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, A Professional Accounting Corporation
(Name – if individual, state last, first, and middle name)

8555 United Plaza Blvd. Ste. 400	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

10/16/2003	601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jack Bruno, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Financials Services, L.L.C., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 2025

Notary Public

Signature

COO

Title

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as* applicable.

GLOBAL FINANCIAL SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
8555 United Plaza Blvd. | Suite 400
Baton Rouge, LA 70809
225.296.5150 | Fax 225.296.5151
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Global Financial Services L.L.C.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. (the Company) as of December 31, 2022, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2020.

Baton Rouge, LA
February 27, 2023

GLOBAL FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash and cash equivalents	$	4,126,993
Investments		19,452
Receivables		108,709
Deposits with clearing organizations		504,585
Other assets and prepaid expenses		1,080,551
Furniture, equipment and leasehold improvements, net		46,570
Right of use assets - lease		291,309
Intangible assets, net		1,400,000
Total assets		7,578,169

Liabilities and Member's Equity

Accounts payable and accrued liabilities		494,867
Accrued compensation		735,970
Lease liability		366,391
Total liabilities		1,597,228

Member's equity

Member's equity		5,980,941
Total Liabilities and Member's equity	$	7,578,169

The accompanying notes are an integral part of this financial statement.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Global Financial Services, L.L.C. ("the Company") is organized as a limited liability company. The duration of the Company is perpetual. Each member's liability is limited to their capital balance. The Company is an introducing broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a clearing broker-dealer, Raymond James Clearing Corporation, under fully disclosed clearing arrangements. The Company is an indirect wholly owned subsidiary of Affiliated Wealth Partners Holdings LLC.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents.

Fair Value

The carrying values of cash and cash equivalents, deposits with clearing organizations, receivables, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to the short period of time to maturity.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to seven-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the member. The financial statements reflect a liability for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

Revenue Recognition

The Company recognizes revenue from customers arising from the transfer of goods and services in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled primarily through its clearing broker. These principal transactions and all related revenue and expenses are recorded on a trade date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Such revenue and expenses are reflected within Principal transactions, net and Other, respectively, in the Statement of Operations.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Such revenue is reflected within Commissions on brokerage activities and other products in the Statement of Operations.

The Company records a receivable due from its clearing broker-dealer for revenue earned since amounts are typically not collected until ten days after month-end. The opening and closing receivable balances for Principal transactions, net and Commissions on brokerage activities was:

	December 31, 2022	December 31, 2021
Receivables	$ 108,709	$ 271,472

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Interest income is primarily comprised of the portion of interest on customer accounts earned by its clearing broker-dealer and shared with the Company. Dividend income is recognized on the ex-dividend date for common equity securities and on an accrual basis for preferred equity securities to the extent that such amounts are expected to be collected or realized.

Other intangible assets

Effective January 1, 2016, the Company adopted ASU 2014-07, Pushdown Accounting. The effect of this change was to record previously unrecorded intangible assets at their fair values as of December 31, 2010, when the Company was purchased by its parent company, less amortization and impairment from that date through the adoption date of the accounting standard. The initial values of these assets were determined by an outside valuation firm and are amortized using the straight-line method over 10 years for customer lists and 4 years for the non-compete agreements.

The expected useful lives of customer lists are analyzed annually to assess the expected future economic benefit that the Company will derive from these relationships. Trade names recorded by the Company are considered indefinite lived assets and are not subject to amortization. The Company tests for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. If such indicators exist, the Company compares the undiscounted cash flows related to the asset with the carrying value of the asset. If the carrying value is greater than the undiscounted cash flows, an impairment charge is recorded for amounts necessary to reduce the carrying value of the asset to fair value.

2. DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATION

The Company is required to maintain a minimum deposit of $500,000 with its clearing broker-dealer. As of December 31, 2022, the deposit was $504,585.

3. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements as of December 31, 2022 were as follows:

	Cost	Depreciable Lives
Furniture and fixtures	$ 68,523	7 Years
Equipment and software	141,259	3 - 5 Years
Leasehold improvements	239,661	4 - 7 years
Less: Accumulated depreciation and amortization	(402,873)	
Total fixed assets, net of accumulated depreciation and amortization	$ 46,570	

4. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

Customer Lists	$ 15,758,600
Non-compete agreements	1,996,720
	17,755,320
Prior Impairment	(2,470,964)
Accumulated Amortization	(15,284,356)
	$ -
Trade name	4,700,000
Prior impairment	(3,300,000)
	1,400,000
Total Other Intangibles	$ 1,400,000

5. STATE INCOME TAXES

The components of the 2022 state income tax liability were as follows:

Current	$	49,750
Income tax liability	$	49,750

The Company had no accrual for interest or penalties for uncertain tax positions as of December 31, 2022.

Texas state tax returns are generally subject to examination over the period governed by the statute of limitations, generally four years from the original due date.

6. MEMBERSHIP INTERESTS

The Company has 1,000 common units and 100 special units of membership interests authorized, issued and outstanding. This comprised all of the outstanding units of member's equity at December 31, 2022.

7. 401(k) EMPLOYEE SAVINGS PLAN

The Company's employees are included in the Global Financial Services, L.L.C qualified 401(k) employee savings plan. The Company provides a match of up to 3% of the employees first 6% eligible salary deferral compensation each year. The employee fully vests in the Company's match contribution after 3 years of service. The Company contributed $109,445 to the employee's savings plan for the year ended December 31, 2022.

8. FAIR VALUE OF FINANCIALS INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including the market, income or cost approaches. The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's investments at December 31, 2022 are fixed income corporate bonds valued using Level 2 inputs. The following table presents the Company's fair value hierarchy for these investments measured at fair value on a recurring basis as of December 31, 2022:

Financial Statement Line Items	Amount	Fair Value Level
Investments	19,452	Level 2

9. COMMITMENTS AND CONTINGENCIES

The Company's customer base consists of individuals and entities located mostly outside of the United States. Deposits with and receivables from the clearing organization are with the Company's clearing broker-dealer, which is located in Tampa, Florida. The Company has an uncommitted financing arrangement with its clearing broker-dealer that finances its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify its clearing broker-dealer for losses it may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain a minimum of $500,000 of certain cash or securities on deposit with its clearing broker-dealer. The deposit with clearing organization amounted to $504,585 as of December 31, 2022.

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies" ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

10. LEASES

The Company has an operating lease of office space with a remaining lease term of 13 months. The lease includes a renewal option for an additional 5 years. Total rent expense for the Company's operating lease was $447,821 for the year ended December 31, 2022.

Future minimum commitments under this operating lease are as follows:

Year Ending December 31,		
2023	$	342,892
2024		28,865
Total minimum payments required	$	371,757
Less imputed interest		(5,366)
Total operating lease liabiity	$	366,391

Supplemental information related to the operating lease as of December 31, 2022 are as follows:
Weighted average remaining lease term: 13 months
Weighted average discount rate: 2.49%

On January 1, 2019, the Company adopted the requirements of Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). The most significant change is the requirement to recognize right of use (ROU) assets and lease liabilities for leases classified as operating leases. The standard requires disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The adoption of Topic 842 resulted in the initial recognition of an operating ROU asset and operating lease liability of $1,361,746 and $1,502,631, respectively as of January 1, 2019.

On December 31, 2022 the operating lease ROU asset amounted to $291,309 and the operating lease liability amounted to $366,391.

11. CONCENTRATIONS OF RISK

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security differs from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker-dealer, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker-dealer involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation; the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

Cash and cash equivalents include demand deposits with the Company's clearing broker-dealer which are not insured.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000.

12. RELATED PARTY TRANSACTIONS

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate reimbursed the Company in cash on a periodic basis. Amounts receivable from the affiliate totaling $676,125 are included in Other Assets in the accompanying Statement of Financial Condition. Such amounts are non- interest bearing and are due on demand.

The Company is also a member of a group of affiliated operating companies. These affiliates may make certain payments on the Company's behalf for general operating purposes. These amounts are reimbursed by the Company in cash on a periodic basis. In addition, employees of these affiliates may provide services to the Company. Amounts owed by these affiliates of $45,688 are netted with Receivables in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn, or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2022, the Company had net capital, as defined, of $3,379,018, which was $3,279,018 in excess of the required minimum net capital of $100,000. As of December 31, 2022, the Company had aggregate indebtedness of $1,305,919 and its aggregate indebtedness to net capital ratio was .38 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

14. RESERVE REQUIREMENTS

As of December 31, 2022, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Raymond James Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2023 ,the date the financial statements were available to be issued and is not aware of any events which would require recognition or disclosure in the financial statements.